CONFIRMING STATEMENT

This Statement confirms that the undersigned, Douglas Griggs, has authorized and designated Ryan D. McGee, signing singly, to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Triangle Petroleum Corporation. The authority of Ryan D. McGee under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Triangle Petroleum Corporation, unless earlier revoked in writing. The undersigned acknowledges that Ryan D. McGee and Triangle Petroleum Corporation are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: November 7, 2014

/s/ Douglas Griggs
Douglas Griggs